August 26, 2024

Christopher P. Kalnin
Chief Executive Officer
BKV Corporation
1200 17th Street, Suite 2100
Denver, CO 80202

       Re: BKV Corporation
           Amendment No. 11 to Registration Statement on Form S-1
           Filed August 13, 2024
           File No. 333-268469
Dear Christopher P. Kalnin:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 29, 2024 letter.

Amendment No. 11 to Registration Statement on Form S-1
Summary Reserves, Production and Operating Data
Estimated Reserves at SEC Prices, page 34

1. We have reviewed the information provided in response to prior comment number 5 and note the following:

              On pages 36 and 190 of Amendment No. 11, you disclose the total 5-year capital budget for the development of your proved undeveloped reserves, as of December 31,
            2023, was approximately $356.2 million; however, this total does not agree with the proved undeveloped 5-year CapEx as provided in your response. Please review and revise to resolve any inconsistencies.
 August 26, 2024
Page 2

             On pages 36, 133, and 190 of Amendment No. 11, you disclose your total 2024 budget, as of December 31, 2023, was approximately $73.0 million; however, this total does not agree with the total 2024 CapEx (proved undeveloped plus proved behind-pipe) as provided in your response. Please review and revise to resolve any inconsistencies.
2. Regarding the supplemental tabular information provided in response to prior comment number 5, please provide the following additional information:

             Your average working interest in your Pennsylvania PUD locations;

             The gross cost per well for your Pennsylvania PUD locations, and;

             Confirm that the total proved undeveloped CapEx amounts provided for your
           Pennsylvania locations is correct. In this regard, we note no CapEx amounts were included for the locations scheduled in years 2025 and 2026.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 with questions about engineering comments. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Samantha Hale Crispin